MILBANK, TWEED, HADLEY & McCLOY LLP

LOS ANGELES	1 CHASE MANHATTAN PLAZA	BEIJING
213-892-4000	NEW YORK, NY 10005-1413	(8610) 5123-5120
FAX: 213-629-5063		FAX: (8610) 5123-5191

WASHINGTON, D.C.	212-530-5000	HONG KONG
202-835-7500	FAX: 212-530-5219	852-2971-4888
FAX: 202-835-7586		FAX: 852-2840-0792
Michael L. Fitzgerald
LONDON	PARTNER	SINGAPORE
44-207-448-3000	DIRECT DIAL NUMBER	65-6428-2400
FAX: 44-207-448-3029	(212) 530-5224	FAX: 65-6428-2500
Fax: (212) 822-5224
FRANKFURT	E-MAIL: mfitzgerald@milbank.com	TOKYO
49-(0)69-71914-3400		813-3504-1050
FAX: 49-(0)69-71914-3500		FAX: 813-3595-2790

November 28, 2006

Jill Davis
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:	Gruma, S.A. de C.V.
Form 20-F for the Fiscal Year Ended December 2005
Filed June 30, 2006
File No. 001-14852

Dear Ms. Davis:

On behalf of the above-referenced company, we have been asked to confirm receipt of your comment letter dated November 13, 2006.

The comment letter requests a response within ten business days or that the company communicate with the SEC Staff as to when a response might be provided.

The company anticipates that it will be able to file a response with the Staff on or prior to December 15, 2006.  It was not practicable to compile the accounting information required to adequately respond to the Staff’s comments within the ten business days provided.

Kindly contact me with any questions you might have in connection with this correspondence.

Sincerely,

/s/ Michael L. Fitzgerald

MLF:dc

cc:                                 John Cannarella